NO ACT

PE
1-23-09

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

09011530

Received SEC

MAR 2 3 2009

Washington, DC 20549

March 23, 2009

sons
Senior Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-09

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2009

Dear Mr. Parsons:

This is in response to your letters dated January 23, 2009 and March 13, 2009 concerning the shareholder proposal submitted to ExxonMobil by Neva Rockefeller Goodwin, Abby O. Caulkins, John de Cuevas, Eileen Rockefeller Growald, Alida R. Messinger, Mary R. Morgan, Jennifer R. Nolan, Abby M. O'Neill, Peter O'Neill, Ann Rockefeller Roberts, Abby A. Rockefeller, Charles Rockefeller, David Rockefeller, Jr., Justin Rockefeller, Michael Rockefeller, Richard Rockefeller, Steven C. Rockefeller, Theodore Spencer, Laura Thorn, and Marion Rockefeller Weber. We also have received a letter from Neva Rockefeller Goodwin dated February 18, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Neva Rockefeller Goodwin
30 Rockefeller Plaza
Room 5600
New York, NY 10112

March 23, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 23, 2009

The proposal asks the board to establish a task force of independent directors and company staff to investigate and report to shareholders on the likely consequences of global climate change between now and 2030 for emerging countries and poor communities and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies.

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(11). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Senior Counsel

ExxonMobil

March 13, 2009

VIA Email

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of Shareholder Proposals Regarding Sustainable Energy Technology

Gentlemen and Ladies:

By letter dated January 23, 2009, ExxonMobil notified the staff of the company's intention to exclude two shareholder proposals from the proxy material for ExxonMobil's 2009 annual meeting. As described in that letter, the shareholder proposals sought to be excluded were the Energy Independence Proposal submitted by the Province of St. Joseph of the Capuchin Order and the Sustainable Energy Proposal submitted by Neva Goodwin Rockefeller. The asserted grounds of omission was our belief that both the Energy Independence Proposal and the Sustainable Energy Proposal substantially duplicate a third proposal, the Renewable Energy Proposal submitted by Stephen Viederman. The Renewable Energy Proposal was the first of the three proposals received by the company and will be included in our 2009 proxy material.

The proponent and each co-filer have agreed to withdraw the Energy Independence Proposal (see Exhibit 1). Accordingly, I hereby withdraw ExxonMobil's January 23, 2009 no-action request insofar as the request relates to the Energy Independence Proposal.

We continue to believe that, for the reasons set forth in the January 23 letter, the Sustainable Energy Proposal may be omitted from our proxy material because it substantially duplicates the Renewable Energy Proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the staff by email. A copy of this letter and the enclosures is being sent to the lead filers and co-filers of the subject proposals by overnight delivery service.

Sincerely,

James Earl Parsons

JEP/jep
Enclosures

cc - w/enc:

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Ms. Neva Rockefeller Goodwin
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Sister Madonna Sangalli, CDP
Treasurer
The Congregation of Divine Providence, Inc.
P.O. Box 37345
San Antonio, TX 78237-0345

Ms. Beatrice A. Reyes
Treasurer
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

Sister Henry Marie Zimmermann, OSB
Treasurer
The Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Sr. Gabriella Lohan
Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203

Ms. Abby Caulkins
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Mary Rockefeller Morgan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Peter O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Abby O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Justin Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Theodore Spencer
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. David Rockefeller, Jr.
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Ann Rockefeller Roberts
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Abby A. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Laura Thorn
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Jennifer R. Nolan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Eileen Rockefeller Growald
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Charles Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Richard Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. John de Cuevas
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Michael Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Alida R. Messinger
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020



"Bea Reyes"
<BReyes@iwbscc.org>

03/12/09 10:36 AM

To <david.g.henry@exxonmobil.com>, <thomas.j.gill@exxonmobil.com>

cc <info@sric-south.org>

Subject 2009 ExxonMobile Withdrawal Letter

Enclosed is a copy of the letter we have mailed to Mr. Thomas Gill.

Beatrice A Reyes, Treasurer
Convent Academy of the Incarnate Word

ExxonMobil Withdrawal Letter 2009.doc

March 10, 2009

Thomas J. Gill, Manager
Office of the Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Gill:

With this letter I hereby withdraw the resolution I submitted on December 9, 2009, asking the company to become a recognized technological leader in helping the United States become energy independent in a sustainable way.

I concur with what Fr. Mike Crosby wrote to you:
"While I told you and your colleagues on the phone, at various times, that I did not think the materials you supplied nor the conversations we had made me feel that the company was actually evidencing solid movement toward 1) becoming the recognized technological leader in 2) helping the United States become energy-independent 3) in a sustainable way, I accept, in exchange that I or my designated representative will be given up to three minutes to speak at the next annual meeting of XOM at the very beginning of the Question and Answer period. In addition the Company has promised that if I do not perceive adequate movement toward the goals of the resolution submitted this year I will be able to submit it next year without a SEC challenge from XOM, except for such technicalities around time deadlines or not enough stock, not the substance of the proposal."

I do hope that the movement of the Company toward our desired goal will make this not necessary.

I look forward to continued dialogues on this issue and hope for a happy outcome.

Sincerely yours,

Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word



HenryMarie Zimmermann
FISMA & OMB Memorandum M-07-16 ***

03/11/09 09:59 AM

To <david.g.henry@exxonmobil.com>, <thomas.j.gill@exxonmobil.com>

cc

Subject Resolution withdrawal

Attached is a copy of my withdrawal letter.
Sister Henry Marie Zimmermann
Treasuer - Benedictine Sisters of Virginia

March 11xom.doc

March 11, 2009

Thomas J. Gill, Manager
Office of the Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Gill:

With this letter I hereby withdraw the resolution I submitted on December 9, 2008, asking the company to become a recognized technological leader in helping the United States become energy independent in a sustainable way.

I concur with what Fr. Mike Crosby wrote to you:
"While I told you and your colleagues on the phone, at various times, that I did not think the materials you supplied nor the conversations we had made me feel that the company was actually evidencing solid movement toward 1) becoming the recognized technological leader in 2) helping the United States become energy-independent 3) in a sustainable way, I accept, in exchange that I or my designated representative will be given up to three minutes to speak at the next annual meeting of XOM at the very beginning of the Question and Answer period. In addition the Company has promised that if I do not perceive adequate movement toward the goals of the resolution submitted this year I will be able to submit it next year without a SEC challenge from XOM, except for such technicalities around time deadlines or not enough stock, not the substance of the proposal."

I do hope that the movement of the Company toward our desired goal will make this not necessary.

I look forward to continued dialogues on this issue and hope for a happy outcome.

Sincerely yours,

Sister Henry Marie Zimmermann, OSB
Treasurer

"SRIC"
<info@sric-south.org>

03/11/09 10:55 AM

To <david.g.henry@exxonmobil.com>, <thomas.j.gill@exxonmobil.com>

cc ***FISMA & OMB Memorandum M-07-16 ***

Subject Holy Spirit Sisters Withdrawal Letter

This is the withdrawal letter from Sr. Gabriella Lohan, the Sisters of the Holy Spirit and Mary Immaculate, San Antonio, Texas.

Mr. Gill:
You will receive a copy by mail, as well.

Thank you. I am copying Fr. Michael Crosby, too.

Sr.Susan Mika, OSB
Socially Responsible Investment Coalition (SRIC)
P.O. Box 90238
San Antonio, TX 78209
210-344-6778 phone and fax
info@sric-south.org

Holy Spirit Sisters ExxonMobil Withdrawal 2009.doc

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

March 10, 2009

Thomas J. Gill, Manager
Office of the Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Gill:

With this letter, I hereby withdraw the resolution I submitted on December 10, 2008, asking the company to become a recognized technological leader in helping the United States become energy independent in a sustainable way.

I concur with what Fr. Mike Crosby wrote to you:
"While I told you and your colleagues on the phone, at various times, that I did not think the materials you supplied nor the conversations we had made me feel that the company was actually evidencing solid movement toward 1) becoming the recognized technological leader in 2) helping the United States become energy-independent 3) in a sustainable way, I accept, in exchange that I or my designated representative will be given up to three minutes to speak at the next annual meeting of XOM at the very beginning of the Question and Answer period. In addition the Company has promised that if I do not perceive adequate movement toward the goals of the resolution submitted this year I will be able to submit it next year without a SEC challenge from XOM, except for such technicalities around time deadlines or not enough stock, not the substance of the proposal."

I do hope that the movement of the Company toward our desired goal will make this not necessary.

I look forward to continued dialogues on this issue and hope for a happy outcome.

Sincerely yours,

Sr. Gabriella Lohan

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: Gabriella@shsp.org

March 10, 2009

Thomas J. Gill, Manager
Office of the Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Gill:

With this letter I hereby withdraw the resolution which was submitted by the Congregation of Divine Providence, Inc., on December 9, 2008, asking the company to become a recognized technological leader in helping the United States become energy independent in a sustainable way.

I concur with what Fr. Mike Crosby wrote to you:
"While I told you and your colleagues on the phone, at various times, that I did not think the materials you supplied nor the conversations we had made me feel that the company was actually evidencing solid movement toward 1) becoming the recognized technological leader in 2) helping the United States become energy-independent 3) in a sustainable way, I accept, in exchange that I or my designated representative will be given up to three minutes to speak at the next annual meeting of XOM at the very beginning of the Question and Answer period. In addition the Company has promised that if I do not perceive adequate movement toward the goals of the resolution submitted this year I will be able to submit it next year without a SEC challenge from XOM, except for such technicalities around time deadlines or not enough stock, not the substance of the proposal."

It is my hope that the movement of the Company toward our desired goal will make this not necessary.

I look forward to continued dialogues on this issue and hope for a happy outcome.

Sincerely yours,

Sr. Madonna Sangalli
Treasurer
Congregation of Divine Providence

C: ΔG-H

T. J. Gill
MAR 11 2009

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

March 6, 2009

Thomas J. Gill, Manager
Office of the Corporate Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Gill:

With this letter I hereby withdraw the resolution I submitted on December 4, 2009 asking the company to become a recognized technological leader in helping the United States become energy independent in a sustainable way.

While I told you and your colleagues on the phone, at various times, that I did not think the materials you supplied nor the conversations we had made me feel that the company was actually evidencing solid movement toward 1) becoming the recognized technological leader in 2) helping the United States become energy-independent 3) in a sustainable way, I accept, in exchange that I or my designated representative will be given up to three minutes to speak at the next annual meeting of XOM at the very beginning of the Question and Answer period. In addition the Company has promised that if I do not perceive adequate movement toward the goals of the resolution submitted this year I will be able to submit it next year without a SEC challenge from XOM, except for such technicalities around time deadlines or not enough stock, not the substance of the proposal.

I do hope that the movement of the Company toward our desired goal will make this not necessary.

I am informing Sr. Susan Mika, coordinator of the co-filers, to ask them to withdraw their resolutions as well. She agrees with me on the rationale for the withdrawal.

I look forward to continued dialogues on this issue and hope for a happy outcome.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
c. Sr. Susan Mika, OSB

RECEIVED
2009 FEB 19 AM 11: 17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 18, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Exxon Mobil Corporation to omit shareholder proposal submitted by Neva Rockefeller Goodwin and co-sponsors

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Neva Rockefeller Goodwin and co-sponsors (the "Proponents") submitted a shareholder proposal (the "Proposal") to Exxon Mobil Corporation ("Exxon Mobil" or the "Company"). The Proposal asks Exxon Mobil's board to establish a task force composed of at least two independent directors and relevant Company staff to investigate and report to shareholders on "the likely consequences of climate change between now and 2030 for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which Exxon Mobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change."

By letter dated January 23, 2009, Exxon Mobil stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2009 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Exxon Mobil argues that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(11) because it says the Proposal substantially duplicates an earlier-received proposal that will be included in the Company's proxy statement. As set forth more fully below, Exxon Mobil has not met its burden of establishing its entitlement to exclude the Proposal, and I respectfully urge that its request for relief be denied.

The Proposal Differs in Important Ways From the Earlier-Received "Renewable Energy Proposal" That Will Be Included in Exxon Mobil's Proxy Statement

Rule 14a-8(i)(11) allows a company to omit a proposal if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission explained in a 1976 release, "The purpose of the provision is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other."[1]

Exxon Mobil claims that the Proposal substantially duplicates an earlier-received proposal, which it refers to as the "Renewable Energy Proposal," that will be included in the Company's proxy statement. The Renewable Energy Proposal asks Exxon Mobil's board to "adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010."

The supporting statement for the Renewable Energy Proposal emphasizes the need for a renewable energy policy, as opposed to individual research projects on renewable energy technologies. The supporting statement also stresses that a coherent approach to renewable energy is key to Exxon Mobil's long-term success, stating that "there will be game-changing shifts on energy policy in the U.S. and the world." Thus, the focus of the Renewable Energy Policy is on creating a policy document that can be used to guide Exxon Mobil's decision making around investments in renewable energy research and technologies for the next several decades.

The thrust of the Proposal is very different, despite its mention of "sustainable energy technologies." The Proposal focuses on the consequences of global climate change on emerging countries and poor communities. It asks Exxon Mobil to assemble a task force to investigate and report to shareholders on these effects, comparing them with impacts that would be sustained if Exxon Mobil took leadership in developing sustainable energy technologies that could be used to mitigate climate change's impact.

The Proposal's supporting statement addresses the devastating consequences for the poor that are predicted to result from climate change, quoting the Intergovernmental Panel on Climate Change and the Prince of Wales Corporate Leaders Group on Climate Change. Although the supporting statement criticizes Exxon Mobil for being slow to recognize the need to explore low carbon and carbon-free technologies, it does so out of concern for the impact on the world's poor of continued reliance on fossil fuels.

Several key differences between the Renewable Energy Proposal and the Proposal emerge from these descriptions:

- The Renewable Energy Proposal asks that Exxon Mobil adopt a policy on renewable energy research, development and sourcing; the Proposal seeks disclosure regarding the impact of climate change on the poor and ways that Exxon Mobil could mitigate that impact, without asking for any specific policy change or similar action on Exxon Mobil's part.

[1] Exchange Act Release No. 12999 (Nov. 22, 1976).

- The Renewable Energy Proposal does not mention at all the effects of global climate change on the world's poor; this impact is the sole focus of the Proposal.

- The Renewable Energy Proposal's reporting element is secondary in the sense that it is designed to inform shareholders regarding the Company's progress in implementing the requested renewable energy policy; disclosure regarding climate change and the world's poor is at the center of the Proposal's request.

Simply put, the Renewable Energy Proposal and the Proposal, though they both refer to renewable or sustainable energy technologies, ask Exxon Mobil to take different actions and view the issue of Exxon Mobil's choices around renewable energy through different lenses. Shareholders voting on the Proposal and the Renewable Energy Proposal will not be confused by seemingly identical proposals; nor will Exxon Mobil have difficulty interpreting the meaning of disparate voting results on the two proposals.

Accordingly, the Proposal is not substantially duplicative of the Renewable Energy Proposal and should not be deemed excludable under Rule 14a-8(i)(11). I therefore respectfully request that the Staff decline to concur with Exxon Mobil that it may omit the Proposal in reliance on that exclusion.

* * * *

If you have any questions or need anything further, please do not hesitate to call me at (617) 491-0162. The Proponents appreciate the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Neva Rockefeller Goodwin

Neva Rockefeller Goodwin

cc: James Earl Parsons, Senior Counsel
Fax # 972-444-1488

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James Earl Parsons
Senior Counsel

ExxonMobil

January 23, 2009

VIA Email

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, D.C. 20549
shareholderproposals@sec.gov

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of Shareholder Proposals Regarding Sustainable Energy Technology

Dear Gentlemen and Ladies:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Energy Independence Proposal") and statements in support thereof submitted by the Province of St. Joseph of the Capuchin Order and a shareholder proposal (the "Sustainable Energy Proposal" and, collectively with the Energy Independence Proposal, the "Proposals") and statements in support thereof submitted by Neva Rockefeller Goodwin (collectively with the Province of St. Joseph of the Capuchin Order, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if either elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Energy Independence Proposal requests the Company's "Board of Directors to establish a Committee to study steps and report to shareholders barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way." A copy of the Proposal, as well as related correspondence with the Province of St. Joseph of the Capuchin Order and co-proponents, is attached to this letter as Exhibit 1. The Company received the Energy Independence Proposal on December 5, 2008.

The Sustainable Energy Proposal requests the Company's "Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change." A copy of the Proposal, as well as related correspondence with the Neva Rockefeller Goodwin and co-proponents, is attached to this letter as Exhibit 2. The Company received the Sustainable Energy Proposal on December 9, 2008.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposals substantially duplicate another proposal previously submitted to the Company by Stephen Viederman asking that the Company adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010 (the "Renewable Energy Proposal"). *See* Exhibit 3. The Company received the Renewable Energy Proposal on November 25, 2008, and the Company intends to include it in the 2009 Proxy Materials.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(i)(11) Because They Substantially Duplicate Another Proposal Previously Submitted to the Company by Another Proponent.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

When substantially duplicative proposals are received by a company, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless that proposal may otherwise be excluded. *See, e.g., Great Lakes Chemical Corp.* (avail. Mar. 2, 1998); *Pacific Gas & Electric Co.* (avail. Jan. 6, 1994); *Atlantic Richfield Co.* (avail. Jan. 11, 1982). The Company received the Renewable Energy Proposal prior to receiving the Energy Independence Proposal and Sustainable Energy Proposal. The Company intends to include the Renewable Energy Proposal in its 2009 Proxy Materials. Thus, the Company intends to exclude the Energy Independence Proposal and Sustainable Energy Proposal as substantially duplicative of the Renewable Energy Proposal.

Pursuant to Staff precedent, the standard applied in determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus," not whether the proposals are identical. *See, e.g., Qwest Communications International, Inc.* (avail. Mar. 8, 2006); *The Home Depot, Inc.* (avail. Feb. 28, 2005); *Bank of America Corp.* (avail. Feb. 25, 2005); *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). We believe that each of the Energy Independence Proposal and Sustainable Energy Proposal has the same principal thrust and focus as the Renewable Energy Proposal. As described above:

- the Energy Independence Proposal requests a report on how the Company can become the industry leader in developing and making available sustainable energy technology that would enable the U.S.A. to become energy independent;

- the Sustainable Energy Proposal requests a report on the effects of the Company taking a leadership role in developing sustainable energy technologies that could be used by and for the benefit of those most threatened by climate change; and

- the Renewable Energy Proposal asks the Company to adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010.

The Energy Independence Proposal and Sustainable Energy Proposal have the same principal thrust and focus as the Renewable Energy Proposal because the objective of all three proposals is for the Company to increase its efforts to research, develop, and deploy sustainable or renewable energy sources. Both of the terms "sustainable energy" and "renewable energy" refer generally to energy derived from sources that, unlike fossil fuels, would not be depleted within the timeframe of human activity. Sustainable or renewable energy includes solar, wind, geothermal, hydro, and tidal energy, as well as energy derived from biomass. All three proposals ask the Company to shift resources from its traditional oil and gas business into renewable energy. The Energy Independence Proposal is phrased in terms of enabling the U.S. to become "energy independent in an environmentally sustainable way." Thus, the path to independence set forth in the proposal asks the Company to develop and make available "sustainable" energy technologies such as engineered geothermal. Similarly, the Sustainable Energy Proposal is presented in terms of reducing the impact of climate change by "developing sustainable energy technologies." Although the stated rationales of the two Proposals differ -- one reflects a concern with U.S. energy independence, the other with climate change -- the actions requested on the part of the Company to address those concerns are substantially the same as the actions the Company would be required to take in response to the Renewable Energy Proposal: to adopt a policy for increased "renewable energy research, development, and sourcing."

The Staff consistently has taken the position that proposals may differ in their terms or scope and still be deemed substantially duplicative for the purposes of Rule 14a-8(i)(11), as long as the proposals have the same principal thrust or focus. For example, the Energy Independence Proposal, the Sustainable Energy Proposal and the Renewable Energy Proposal are similar to the proposals at issue in *Ford Motor Co.* (avail. Feb. 19, 2004), where the Staff concurred that Ford could exclude from its proxy statement a proposal requesting that the company "adopt (as internal corporate policy) goals concerning fuel mileage or greenhouse gas emissions reductions similar to those which would be achieved by meeting or exceeding the highest standards contained in recent congressional proposals" because it substantially duplicated a prior proposal requesting that the company "report to shareholders. . . (a) performance data from the years 1994 through 2003 and ten-year projections of estimated total annual greenhouse gas emissions from its products in operation; (b) how the company will ensure competitive positioning based on emerging near and long-term GHG regulatory scenarios at the state, regional, national and international levels; (c) how the Company can significantly reduce greenhouse gas emissions from its fleet of vehicle products (using a 2003 baseline) by 2013 and 2023." Ford successfully argued that "although the terms and the breadth of the two proposals are somewhat different, the principal thrust and focus are substantially the same, namely to encourage the Company to adopt policies that reduce greenhouse gas emissions in order to enhance competitiveness."

Similarly, in *General Motors Corp.* (avail. Mar. 13, 2008), the Staff permitted General Motors to exclude from its proxy statement a proposal requesting "that a committee of independent directors. . . assess the steps the company is taking to meet new fuel economy and greenhouse gas emission standards for its fleets of cars and trucks, and issue a report to shareholders" because it was substantially duplicative of a prior proposal requesting that "the Board of Directors publicly adopt quantitative goals, based on current and emerging technologies, for reducing total greenhouse gas emissions from the company's products and operations; and that the company report to shareholders." General Motors successfully argued that the report requested in the second proposal concerning new fuel standards would be covered in any report addressing greenhouse gas emissions generally. *See also Pacific Gas & Electric Co.* (avail. Feb. 1, 1993) (concurring with company's view that a proposal asking the company to link the chief executive officer's total compensation to company performance was substantially duplicative of two other proposals asking the company to (1) tie all executive compensation other than salary to performance indicators, and (2) impose ceilings on future total compensation of officers and directors in order to reduce their compensation).

As in *Ford Motor Co.* the Proposals each have substantially the same principal thrust and focus as the Renewable Energy Proposal. As in *General Motors*, while the scope of actions and reports requested by each of the Proposals may reflect different areas of concern on the part of the proponents, the actions to be taken by the Company would be subsumed by the policy and accompanying report requested by the Renewable Energy Proposal.

Even if the Proposals are viewed as addressing additional topics not covered by the Renewable Energy Proposal, they still are excludable, as the Staff previously has concurred that Rule 14a-8(i)(11) is available even when one proposal touches upon matters not addressed in the subsequently submitted proposal. For example, in *Wal-Mart Stores, Inc.* (avail. Apr. 3, 2002), the Staff concurred with exclusion under Rule 14a-8(i)(11) of a proposal requesting a report on gender equality because the company had previously received and intended to include in its proxy materials a proposal requesting a report on gender and race equality. Likewise, in *Constellation Energy Group* (avail. Feb. 19, 2004), the Staff concurred that the a proposal requesting that the company develop a performance-based equity grant program for executive officers substantially duplicated a previously submitted proposal that requested the company implement a "commonsense executive compensation program" containing a range of features, one of which related to equity compensation design. The Proposals and the Renewable Energy Proposal have the same focus: each asks the Company to increase its efforts to research, develop, and deploy renewable/sustainable energy technologies.

A primary rationale behind the "principal thrust/principal focus" concept is that the inclusion in a single proxy statement of multiple proposals addressing the same issue in different terms may confuse shareholders and place a company and its board of directors in a position where they are unable to determine the shareholders' will. If the Company were to include both the Proposals and the Renewable Energy Proposal in its 2009 Proxy Materials, this would create confusion for shareholders because all of the proposals ask them to vote on the same subject matter – expanding the Company's involvement in renewable energy. If either Proposal passed and the Renewable Energy Proposal failed, or vice versa, the Company would be unable to determine the shareholders' will, and it would be difficult for the Company to decide what course of action it should take, since in that case shareholders would have voted both "For" and "Against" expanding the Company's renewable energy efforts.

Consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposals may be excluded as substantially duplicative of the Renewable Energy Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponents any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and enclosures are being submitted to the Staff by email. A copy of this letter and the enclosures is being sent to the proponent and co-proponents of each of the Proposals by overnight delivery service.

If you have any questions or require additional information, please do not hesitate to call the undersigned at (972) 444-1478 or Amy L. Goodman of Gibson, Dunn & Crutcher LLP at (202) 955-8653.

Sincerely,

James E. Parsons

JEP/eai
Enclosures

cc: Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Ms. Neva Rockefeller Goodwin
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Sister Madonna Sangalli, CDP
Treasurer
The Congregation of Divine Providence, Inc.
P.O. Box 37345
San Antonio, TX 78237-0345

Ms. Beatrice A. Reyes
Treasurer
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

Sister Henry Marie Zimmermann, OSB
Treasurer
The Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Sr. Gabriella Lohan
Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203

Ms. Abby Caulkins
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Mary Rockefeller Morgan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Peter O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Abby O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Justin Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Theodore Spencer
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. David Rockefeller, Jr.
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Ann Rockefeller Roberts
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Abby A. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Laura Thorn
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Jennifer R. Nolan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Eileen Rockefeller Growald
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Charles Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Richard Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. John de Cuevas
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Mr. Michael Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Ms. Alida R. Messinger
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

EXHIBIT 1

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.271.0735
Fax: 414.271.0637
Cell: 414.406.1265

SHAREHOLDER PROPOSAL

DEC 0 5 2008

NO. OF SHARES_______
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

December 4, 2008

Mr. Rex W. Tillerson, Chairman of the Board
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I write you this letter admittedly in a sense of being conflicted. On the one hand, I have been impressed with XOM's willingness to address shareholder concerns vis-à-vis our energy sourcing questions. Regarding this, I also applaud you on developing the new battery components that will facilitate new options for hybrids. Thus the enclosed that I only file due to the urgency I see in the issue and the lack of evident commensurate action on the part of ExxonMobil to show more concrete ways to address this crisis of global warming via sustainable energy sources.

The Province of St. Joseph of the Capuchin Order has owned at least $2000 of ExxonMobil common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 4, 2008.

As Corporate Responsibility Agent of the Province, I am authorized to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do so according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I don't want to create/sustain any negativity between XOM and my Province on this critical issue of our nation's energy future. I fear that this resolution will be met with strong negativity at the Company but hope our ongoing dialogue might continue to move in a manner vis-à-vis the issue of U.S. energy sustainability and independence in ways that would have us withdraw this resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

EXXONMOBIL

Helping the U.S. Become Energy Independent in an Environmentally Sustainable Way

WHEREAS, ExxonMobil's (XOM) energy supply faces increasing difficulties. The respected energy analyst Charles Maxwell says the crunch will only get worse. Speaking of XOM's Rex Tillerson, *BusinessWeek* reported: "As the rare oil analyst who doesn't reflexively genuflect before that multinational's CEO, Maxell condemns the company for 'irresponsibly' advertising plentiful supplies. 'It really does Rex Tillerson no good to keep denying that oil production will be peaking,' he says. 'Exxon's business plan is from the past 150 years.'" *BW*, "The Oracle of Oil Speaks," 07.07.08.

XOM has replaced just 76% of the oil and gas it produced last year. It has experienced increasing problems in finding new fossil fuel and developing in volatile countries because of "resource nationalism." Its reserve-replacement in 2007 was the company's lowest in 14 years." *WSJ*, 02.16-17.08

Even though "the federal government wants biofuel production to replace a quarter of all gasoline consumed in the U.S. by 2025" (WSJ, 10.14.08, A17) XOM's investment in all renewable energy as a percentage of capital investment was -1% in 2006 (WSJ, 03.22-23.08). However, in the first quarter of 2008, management spent $8.8 billion on stock buybacks alone, compared with $5.5 billion on exploration and other capital projects.

Such data indicates XOM may be more of a hindrance than a help toward our Government's goal of independence and sustainability. Even after President George W. Bush established an effort called Energy Independence and Global Warming, an "investigation by the Select Committee on Energy Independence and Global Warming found that members of government at the highest levels, including the office of President George W. Bush's Chief of Staff and numerous heads of Cabinet departments, decided to use the Clean Air Act to regulate global warming emissions not only from vehicles, but also from power plants, refineries, and other so-called stationary sources—but reversed their decision in the face of strong opposition from ExxonMobil and others within the oil industry, as well as from at least one senior adviser to Vice President Dick Cheney." It also noted that "oil industry representatives from ExxonMobil . . . adopted a 'not on my watch' approach—arguing that such regulations would tarnish President Bush's conservative anti-regulatory legacy, and should be delayed until the next President took office."

John Hess, CEO of Hess Corporation has said an oil crisis is coming and sooner than most people think. "Resolving the issue through greater global collaboration can be a model for managing other future shortages, such as water, and benefit the global community. The more interdependent we are the greater our chances of having a sustainable future together." CERA Week, 02.15.08

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

2009XOMEnergyIndependenceAndSustainability12.04.08 498 words, excluding titles

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 9, 2008

VIA UPS – OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning an energy technology report, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order (the "Proponent") in connection with ExxonMobil's 2009 annual meeting of shareholders. However, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Proponent does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the Proponent has satisfied these ownership requirements. To remedy this defect, the Proponent must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 5, 2008, the date the proposal was received in our office), the Proponent continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or his representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in continuing our discussion of this proposal and will contact you again in the near future.

Sincerely,

Paul Rosenthal

Enclosure

Proof ok

RECEIVED
DEC 1 1 2008
S.M. DERKACZ

THE BANK OF NEW YORK MELLON

December 4, 2008

Mr. Rex W. Tillerson, Chairman of the Board
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson,

This letter is to confirm that as of December 4, 2008, The Province of St. Joseph of the Capuchin Order holds over $2,000 in shares of ExxonMobil stock, cusip #30231G102, in a Custody Account held at The Bank of New York Mellon. The Province of St. Joseph of Capuchin Order has held this position for over twelve months.

Sincerely,

Tracey Conniff

Tracey Conniff
Assistant Treasurer

RECEIVED

DEC 1 1 20..

S.M. DERKACZ

CONVENT ACADEMY OF THE INCARNATE WORD

2930 South Alameda
Corpus Christi, TX 78404-2798

Telephone 512/882-5413
Fax 512/883-2185

December 09, 2008

Mr. Henry H. Hubble
Vice President, Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble:

Convent Academy of the Incarnate Word, as a faith-based investor, believes that our company can help the U.S. become energy independent in an environmentally sustainable way and thus propose a resolution that states " RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by The Province of St. Joseph of the Capuchin Order. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Exxon Mobil Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. In this respect, we would urge you to contact Rev. Michael H. Crosby, OFMCap. - Province of St. Joseph of the Capuchin Order- *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Beatrice A Reyes

Beatrice A. Reyes, Treasurer

Enclosure: 2009 Shareholder Resolution

SHAREHOLDER RESOLUTION - EXXONMOBIL
Helping the U.S. Become Energy Independent in an Environmentally Sustainable Way

WHEREAS, ExxonMobil's (XOM) energy supply faces increasing difficulties. The respected energy analyst Charles Maxwell says the crunch will only get worse. Speaking of XOM's Rex Tillerson, *BusinessWeek* reported: "As the rare oil analyst who doesn't reflexively genuflect before that multinational's CEO, Maxell condemns the company for 'irresponsibly' advertising plentiful supplies. 'It really does Rex Tillerson no good to keep denying that oil production will be peaking,' he says. 'Exxon's business plan is from the past 150 years.'" *BW*, "The Oracle of Oil Speaks," 07.07.08.

XOM has replaced just 76% of the oil and gas it produced last year. It has experienced increasing problems in finding new fossil fuel and developing in volatile countries because of "resource nationalism." Its reserve-replacement in 2007 was the company's lowest in 14 years." *WSJ*, 02.16-17.08

Even though "the federal government wants biofuel production to replace a quarter of all gasoline consumed in the U.S. by 2025" (WSJ, 10.14.08, A17) XOM's investment in all renewable energy as a percentage of capital investment was -1% in 2006 (WSJ, 03.22-23.08). However, in the first quarter of 2008, management spent $8.8 billion on stock buybacks alone, compared with $5.5 billion on exploration and other capital projects.

Such data indicates XOM may be more of a hindrance than a help toward our Government's goal of independence and sustainability. Even after President George W. Bush established an effort called Energy Independence and Global Warming, an "investigation by the Select Committee on Energy Independence and Global Warming found that members of government at the highest levels, including the office of President George W. Bush's Chief of Staff and numerous heads of Cabinet departments, decided to use the Clean Air Act to regulate global warming emissions not only from vehicles, but also from power plants, refineries, and other so-called stationary sources—but reversed their decision in the face of strong opposition from ExxonMobil and others within the oil industry, as well as from at least one senior adviser to Vice President Dick Cheney." It also noted that "oil industry representatives from ExxonMobil . . . adopted a 'not on my watch' approach—arguing that such regulations would tarnish President Bush's conservative anti-regulatory legacy, and should be delayed until the next President took office."
http://globalwarming.house.gov/mediacenter/press=releases_2008?i.

John Hess, CEO of Hess Corporation has said an oil crisis is coming and sooner than most people think. "Resolving the issue through greater global collaboration can be a model for managing other future shortages, such as water, and benefit the global community. The more interdependent we are the greater our chances of having a sustainable future together." CERA Week, 02.15.08

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Beatrice A. Reyes
Treasurer
Convent Academy of the Incarnate Word
2930 South Alameda
Corpus Christi, TX 78404-2798

Dear Ms. Reyes:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Convent Academy of the Incarnate Word (the "co-filer") the proposal previously submitted by the Reverend Michael Crosby concerning an energy technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 11, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form,

and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Reverend Michael Crosby

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an energy technology report, which I have co-filed on behalf of the Convent Academy of the Incarnate Word for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Beatrice A. Reyes

UBS

energy technology

RECEIVED
DEC 18 2008
S.M. DERKACZ

UBS Financial Services Inc.
800 N. Shoreline Blvd.
Suite 160 North Tower
Corpus Christi, TX 78401-3701
Tel. 361-884-9966
Fax 361-884-9559
800-765-4430

www.ubs.com

DSH

proof not okay should have been dated on or after 12/11

RECEIVED
DEC 18 2008
D. S. ROSENTHAL

December 9, 2008

Mr. Henry H. Hubble
Vice President, Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Re: Convent Academy of the Incarnate Word
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Hubble,

This letter is to confirm that the Convent Academy of the Incarnate Word has been a beneficiary owner of 73 shares of Exxon Mobil Corporation and have held such stock for a least 1 year as of this date.

Sincerely,

Kim Sellars

Kim K. Sellars
Operations Manager

KS/ao

CC: Beatrice A. Reyes, Treasurer
Convent Academy of the Incarnate Word

RECEIVED

DEC 1 9 2008

S.M. DERKACZ

Convent Academy of the Incarnate Word

2930 South Alameda
Corpus Christi, TX 78404-2798
361-882-5413
Fax 361-880-4152

Date: December 18, 2008
To: Mr. David G. Henry, Exxon Mobil
Fax: 972-444-1505
Re: Shareholder proposal filing
Sender: Beatrice A. Reyes

Pages: 2 including this cover sheet.

Mr. Henry:

Attached is the form designating Reverend Michael Crosby as the lead filer in this proposal.

Also, I have verified with the custodian of our shares and verified that confirmation has been sent to you.

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an energy technology report, which I have co-filed on behalf of the Convent Academy of the Incarnate Word for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Beatrice A. Reyes

Beatrice A. Reyes

RECEIVED
DEC 1 1 2008
S.M. DERKACZ

Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

December 9, 2008

Mr. Henry H. Hubble
Vice President, Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble:

The Benedictine Sisters of Virginia as a faith-based investor believes that our company can help the U.S. become energy independent in an environmentally sustainable way and thus propose a resolution that states " RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by The Province of St. Joseph of the Capuchin Order. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Exxon Mobil Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. In this respect, we would urge you to contact Rev. Michael H. Crosby, OFMCap. - Province of St. Joseph of the Capuchin Order- *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Treasurer

Enclosure: 2009 Shareholder Resolution

SHAREHOLDER RESOLUTION - EXXONMOBIL
Helping the U.S. Become Energy Independent in an Environmentally Sustainable Way

WHEREAS, ExxonMobil's (XOM) energy supply faces increasing difficulties. The respected energy analyst Charles Maxwell says the crunch will only get worse. Speaking of XOM's Rex Tillerson, *BusinessWeek* reported: "As the rare oil analyst who doesn't reflexively genuflect before that multinational's CEO, Maxell condemns the company for 'irresponsibly' advertising plentiful supplies. 'It really does Rex Tillerson no good to keep denying that oil production will be peaking,' he says. 'Exxon's business plan is from the past 150 years.'" *BW*, "The Oracle of Oil Speaks," 07.07.08.

XOM has replaced just 76% of the oil and gas it produced last year. It has experienced increasing problems in finding new fossil fuel and developing in volatile countries because of "resource nationalism." Its reserve-replacement in 2007 was the company's lowest in 14 years." *WSJ*, 02.16-17.08

Even though "the federal government wants biofuel production to replace a quarter of all gasoline consumed in the U.S. by 2025" (WSJ, 10.14.08, A17) XOM's investment in all renewable energy as a percentage of capital investment was -1% in 2006 (WSJ, 03.22-23.08). However, in the first quarter of 2008, management spent $8.8 billion on stock buybacks alone, compared with $5.5 billion on exploration and other capital projects.

Such data indicates XOM may be more of a hindrance than a help toward our Government's goal of independence and sustainability. Even after President George W. Bush established an effort called Energy Independence and Global Warming, an "investigation by the Select Committee on Energy Independence and Global Warming found that members of government at the highest levels, including the office of President George W. Bush's Chief of Staff and numerous heads of Cabinet departments, decided to use the Clean Air Act to regulate global warming emissions not only from vehicles, but also from power plants, refineries, and other so-called stationary sources—but reversed their decision in the face of strong opposition from ExxonMobil and others within the oil industry, as well as from at least one senior adviser to Vice President Dick Cheney." It also noted that "oil industry representatives from ExxonMobil . . . adopted a 'not on my watch' approach—arguing that such regulations would tarnish President Bush's conservative anti-regulatory legacy, and should be delayed until the next President took office."
http://globalwarming.house.gov/mediacenter/press=releases_2008?i.

John Hess, CEO of Hess Corporation has said an oil crisis is coming and sooner than most people think. "Resolving the issue through greater global collaboration can be a model for managing other future shortages, such as water, and benefit the global community. The more interdependent we are the greater our chances of having a sustainable future together." CERA Week, 02.15.08

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

→ DGH

Scott & Stringfellow Inc.
a BB&T Corporation affiliate

RECEIVED
DEC 12 2008
D. S. ROSENTHAL

Member NYSE/SIPC
909 East Main Street
Richmond, Virginia 23219
(804) 643-1811
(800) 552-7757
www.scottstringfellow.com

December 9, 2008

RECEIVED
DEC 1 2 2008
S.M. DERKACZ

Mr. Henry H. Hubble
Vice President, Investor Relations & Corp. Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble:

This letter will confirm that the Benedictine Sisters of Virginia currently own 6,000 shares of Exxon Mobil common stock in their Health & Welfare account. They have owned this stock more than one year and will continue to hold the stock through the annual meeting date.

Thank you and please feel free to contact me at 800-552-7757 if you have questions.

Sincerely,

John J. Muldowney
Senior Vice President

JJM/chg

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2008

VIA UPS – OVERNIGHT DELIVERY

Sister Henry Marie Zimmermann, OSB
Treasurer
Benedictine Sisters of Virginia
Saint Benedict Monastery
9535 Linton Hall Road
Bristow, VA 20136-1217

Dear Sister Henry Marie Zimmermann:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Benedictine Sisters of Virginia (the "co-filer") the proposal previously submitted by Reverend Michael Crosby concerning an energy technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. By copy of a letter from Scott & Stringfellow, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Reverend Michael H. Crosby

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an energy technology report, which I have co-filed on behalf of the Benedictine Sisters of Virginia for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Henry Marie Zimmermann, OSB

RECEIVED
DEC 17 2008
S.M. DERKACZ

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an energy technology report, which I have co-filed on behalf of the Benedictine Sisters of Virginia for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Henry Marie Zimmermann OSB

Sister Henry Marie Zimmermann, OSB

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

RECEIVED
DEC 10 2008
S.M. DERKACZ

December 9, 2008

Mr. Henry H. Hubble
Vice President, Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble:

The Congregation of Divine Providence, Inc. (CDP, INC.) as a faith-based investor believes that our company can help the U.S. become energy independent in an environmentally sustainable way and thus propose a resolution that states " RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by The Province of St. Joseph of the Capuchin Order. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Exxon Mobil Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. In this respect, we would urge you to contact Rev. Michael H. Crosby, OFMCap. - Province of St. Joseph of the Capuchin Order. *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Sister Madonna Sangalli

Sister Madonna Sangalli, CDP
Treasurer
Congregation of Divine Providence

Enclosure: 2009 Shareholder Resolution

Generalate · P.O. Box 37345 · San Antonio, Texas 78237-0345 · Phone 210-434-1866 · Fax 210-568-1050

SHAREHOLDER RESOLUTION - EXXONMOBIL
Helping the U.S. Become Energy Independent in an Environmentally Sustainable Way

WHEREAS, ExxonMobil's (XOM) energy supply faces increasing difficulties. The respected energy analyst Charles Maxwell says the crunch will only get worse. Speaking of XOM's Rex Tillerson, *BusinessWeek* reported: "As the rare oil analyst who doesn't reflexively genuflect before that multinational's CEO, Maxell condemns the company for 'irresponsibly' advertising plentiful supplies. 'It really does Rex Tillerson no good to keep denying that oil production will be peaking,' he says. 'Exxon's business plan is from the past 150 years.'" *BW*, "The Oracle of Oil Speaks," 07.07.08.

XOM has replaced just 76% of the oil and gas it produced last year. It has experienced increasing problems in finding new fossil fuel and developing in volatile countries because of "resource nationalism." Its reserve-replacement in 2007 was the company's lowest in 14 years." *WSJ*, 02.16-17.08

Even though "the federal government wants biofuel production to replace a quarter of all gasoline consumed in the U.S. by 2025" (WSJ, 10.14.08, A17) XOM's investment in all renewable energy as a percentage of capital investment was -1% in 2006 (WSJ, 03.22-23.08). However, in the first quarter of 2008, management spent $8.8 billion on stock buybacks alone, compared with $5.5 billion on exploration and other capital projects.

Such data indicates XOM may be more of a hindrance than a help toward our Government's goal of independence and sustainability. Even after President George W. Bush established an effort called Energy Independence and Global Warming, an "investigation by the Select Committee on Energy Independence and Global Warming found that members of government at the highest levels, including the office of President George W. Bush's Chief of Staff and numerous heads of Cabinet departments, decided to use the Clean Air Act to regulate global warming emissions not only from vehicles, but also from power plants, refineries, and other so-called stationary sources—but reversed their decision in the face of strong opposition from ExxonMobil and others within the oil industry, as well as from at least one senior adviser to Vice President Dick Cheney." It also noted that "oil industry representatives from ExxonMobil . . . adopted a 'not on my watch' approach—arguing that such regulations would tarnish President Bush's conservative anti-regulatory legacy, and should be delayed until the next President took office."
http://globalwarming.house.gov/mediacenter/press=releases_2008?i.

John Hess, CEO of Hess Corporation has said an oil crisis is coming and sooner than most people think. "Resolving the issue through greater global collaboration can be a model for managing other future shortages, such as water, and benefit the global community. The more interdependent we are the greater our chances of having a sustainable future together." CERA Week, 02.15.08

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2008

VIA UPS – OVERNIGHT DELIVERY

Sister Madonna Sangalli, CDP
Treasurer
Congregation of Divine Providence, Inc.
515 SW 24th Street
San Antonio, TX 78207

Dear Sister Madonna Sangalli:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Congregation of Divine Providence, Inc. (the "co-filer") the proposal previously submitted by the Reverend Michael Crosby concerning an energy technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form,

and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Reverend Michael Crosby

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an energy technology report, which I have co-filed on behalf of the Congregation of Divine Providence, Inc. for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Madonna Sangalli, CDP

energy technology report
Proof not ok

RECEIVED
DEC 17 2008
S.M. DERKACZ

WFG is not listed on DTC report

THE QUANTITATIVE GROUP LP

BUILDING AND SUSTAINING WEALTH ACROSS GENERATIONS®

December 12, 2008

Mr. Henry H. Hubble
Vice President, Investor Relations & Corp Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble;

This letter is to confirm that the Congregation of Divine Providence account with The Quantitative Group has held Exxon Mobil in their portfolio.

The account currently holds 1700 shares with a value of $136,034.00. The original XOM shares were purchased on 7/19/2006 at a cost of $109,922.00.

Should you have any questions, please do not hesitate to call.

Very truly yours,

Maurie Kern
Senior Investment Consultant

MK/mb
cc: Sr. Madonna Sangalli

RECEIVED
DEC 12 2008
D. S. ROSENTHAL

Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203

From: Sr. Gabriella Lohan
Treasurer

To: Henry Hubble
Vice President, Investor Relations, Corporate Secretary
ExxonMobil
5959 Las Colinas Blvd.
Irving, TX 75039

972-444-1198 fax number
3 pages (including this cover)

We are faxing you our filing for the 2009 shareholder season. Thank you for your attention to this.

Office Of The Treasurer
Sisters of the Holy Spirit
and Mary Immaculate

December 10, 2008

Mr. Henry H. Hubble
Vice President, Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

Dear Mr. Hubble:

The Sisters of the Holy Spirit and Mary Immaculate, as a faith-based investor believes that our company can help the U.S. become energy independent in an environmentally sustainable way and thus propose a resolution that states " RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by The Province of St. Joseph of the Capuchin Order. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Exxon Mobil Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. In this respect, we would urge you to contact Rev. Michael H. Crosby, OFMCap. - Province of St. Joseph of the Capuchin Order- *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Sister Gabriella Lohan

Sr. Gabriella Lohan
Treasurer

Enclosure: 2009 Shareholder Resolution

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

SHAREHOLDER RESOLUTION - EXXONMOBIL
Helping the U.S. Become Energy Independent in an Environmentally Sustainable Way

WHEREAS, ExxonMobil's (XOM) energy supply faces increasing difficulties. The respected energy analyst Charles Maxwell says the crunch will only get worse. Speaking of XOM's Rex Tillerson, *BusinessWeek* reported: "As the rare oil analyst who doesn't reflexively genuflect before that multinational's CEO, Maxell condemns the company for 'irresponsibly' advertising plentiful supplies. 'It really does Rex Tillerson no good to keep denying that oil production will be peaking,' he says. 'Exxon's business plan is from the past 150 years.'" *BW*, "The Oracle of Oil Speaks," 07.07.08.

XOM has replaced just 76% of the oil and gas it produced last year. It has experienced increasing problems in finding new fossil fuel and developing in volatile countries because of "resource nationalism." Its reserve-replacement in 2007 was the company's lowest in 14 years." *WSJ*, 02.16-17.08

Even though "the federal government wants biofuel production to replace a quarter of all gasoline consumed in the U.S. by 2025" (WSJ, 10.14.08, A17) XOM's investment in all renewable energy as a percentage of capital investment was -1% in 2006 (WSJ, 03.22-23.08). However, in the first quarter of 2008, management spent $8.8 billion on stock buybacks alone, compared with $5.5 billion on exploration and other capital projects.

Such data indicates XOM may be more of a hindrance than a help toward our Government's goal of independence and sustainability. Even after President George W. Bush established an effort called Energy Independence and Global Warming, an "investigation by the Select Committee on Energy Independence and Global Warming found that members of government at the highest levels, including the office of President George W. Bush's Chief of Staff and numerous heads of Cabinet departments, decided to use the Clean Air Act to regulate global warming emissions not only from vehicles, but also from power plants, refineries, and other so-called stationary sources—but reversed their decision in the face of strong opposition from ExxonMobil and others within the oil industry, as well as from at least one senior adviser to Vice President Dick Cheney." It also noted that "oil industry representatives from ExxonMobil . . . adopted a 'not on my watch' approach—arguing that such regulations would tarnish President Bush's conservative anti-regulatory legacy, and should be delayed until the next President took office." http://globalwarming.house.gov/mediacenter/press=releases_2008?i.

John Hess, CEO of Hess Corporation has said an oil crisis is coming and sooner than most people think. "Resolving the issue through greater global collaboration can be a model for managing other future shortages, such as water, and benefit the global community. The more interdependent we are the greater our chances of having a sustainable future together." CERA Week, 02.15.08

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

December 10, 2008

Mr. Henry H. Hubble
Vice President, Investor Relations and Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

RECEIVED
DEC 15 2008
S.M. DERKACZ

Dear Mr. Hubble:

The Sisters of the Holy Spirit and Mary Immaculate, as a faith-based investor believes that our company can help the U.S. become energy independent in an environmentally sustainable way and thus propose a resolution that states " RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Therefore, I am authorized to notify you of our intention to co-file the enclosed resolution, for presentation, consideration and action by the stockholders at the next annual meeting. We are filing in support of the resolution sponsored by The Province of St. Joseph of the Capuchin Order. We hereby support its inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Exxon Mobil Corporation. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

We hope our company will have acted positively by the time the proxy statement comes due at the printer so that this resolution will prove unnecessary. In this respect, we would urge you to contact Rev. Michael H. Crosby, OFMCap. - Province of St. Joseph of the Capuchin Order- *** FISMA & OMB Memorandum M-07-16 ***

Yours truly,

Sister Gabriella Lohan

Sr. Gabriella Lohan
Treasurer

Enclosure: 2009 Shareholder Resolution

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

SHAREHOLDER RESOLUTION - EXXONMOBIL

Helping the U.S. Become Energy Independent in an Environmentally Sustainable Way

WHEREAS, ExxonMobil's (XOM) energy supply faces increasing difficulties. The respected energy analyst Charles Maxwell says the crunch will only get worse. Speaking of XOM's Rex Tillerson, *BusinessWeek* reported: "As the rare oil analyst who doesn't reflexively genuflect before that multinational's CEO, Maxell condemns the company for 'irresponsibly' advertising plentiful supplies. 'It really does Rex Tillerson no good to keep denying that oil production will be peaking,' he says. 'Exxon's business plan is from the past 150 years.'" *BW*, "The Oracle of Oil Speaks," 07.07.08.

XOM has replaced just 76% of the oil and gas it produced last year. It has experienced increasing problems in finding new fossil fuel and developing in volatile countries because of "resource nationalism." Its reserve-replacement in 2007 was the company's lowest in 14 years." *WSJ*, 02.16-17.08

Even though "the federal government wants biofuel production to replace a quarter of all gasoline consumed in the U.S. by 2025" (WSJ, 10.14.08, A17) XOM's investment in all renewable energy as a percentage of capital investment was -1% in 2006 (WSJ, 03.22-23.08). However, in the first quarter of 2008, management spent $8.8 billion on stock buybacks alone, compared with $5.5 billion on exploration and other capital projects.

Such data indicates XOM may be more of a hindrance than a help toward our Government's goal of independence and sustainability. Even after President George W. Bush established an effort called Energy Independence and Global Warming, an "investigation by the Select Committee on Energy Independence and Global Warming found that members of government at the highest levels, including the office of President George W. Bush's Chief of Staff and numerous heads of Cabinet departments, decided to use the Clean Air Act to regulate global warming emissions not only from vehicles, but also from power plants, refineries, and other so-called stationary sources—but reversed their decision in the face of strong opposition from ExxonMobil and others within the oil industry, as well as from at least one senior adviser to Vice President Dick Cheney." It also noted that "oil industry representatives from ExxonMobil . . . adopted a 'not on my watch' approach—arguing that such regulations would tarnish President Bush's conservative anti-regulatory legacy, and should be delayed until the next President took office." http://globalwarming.house.gov/mediacenter/press=releases_2008?i.

John Hess, CEO of Hess Corporation has said an oil crisis is coming and sooner than most people think. "Resolving the issue through greater global collaboration can be a model for managing other future shortages, such as water, and benefit the global community. The more interdependent we are the greater our chances of having a sustainable future together." CERA Week, 02.15.08

RESOLVED: shareholders request ExxonMobil's Board of Directors to establish a Committee to study steps and report to shareholders, barring competitive information and disseminated at a reasonable expense, on how ExxonMobil can become the industry leader within a reasonable period in developing and making available the technology needed (such as sequestration and engineered geothermal) to enable the U.S.A. to become energy independent in an environmentally sustainable way.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Sister Gabriella Lohan
Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399

Dear Sister Gabriella Lohan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Spirit and Mary Immaculate (the "co-filer") the proposal previously submitted by the Reverend Michael Crosby concerning an energy technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as stated in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 11, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form,

and any subsequent amendments reporting a change in the ownership level and a written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosures

c: Reverend Michael Crosby

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an energy technology report, which I have co-filed on behalf of the Sisters of the Holy Spirit and Mary Immaculate for the 2009 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Gabriella Lohan

EXHIBIT 1

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

December 5, 2008

SHAREHOLDER PROPOSAL

DEC 0 9 2008

NO. OF SHARES________
DISTRIBUTION: DSR: REG: TJG: LKB: JEP: DGH: SMD

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Neva Rockefeller Goodwin, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership position upon request. This resolution is in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

I am designated as the lead filer to act for all purposes in connection with this proposal. As lead filer, I am specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf, and the other Rockefeller family members who have co-filed this resolution.

If ExxonMobil would like to discuss the substance of this proposal, please contact me at c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Neva Rockefeller Goodwin

Neva Rockefeller Goodwin

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation

Neva Rockefeller Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

J.P.Morgan

RECEIVED

JAN 0 5 2009

S.M. DERKACZ

RECEIVED

DEC 1 9 2008

D. S. ROSENTHAL

December 9, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Neva R. Goodwin Trust. As of December 9, 2008, the Neva R. Goodwin Trust held 6,740 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 6,740 shares of ExxonMobil common stock for at least 12 months prior to and through December 9, 2008.

Sincerely,

Tasha Harris Mighty

Tasha Harris Mighty
Vice President

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

David S. Rosenthal
Vice President, Investor Relations
and Secretary

ExxonMobil

December 11, 2008

<u>VIA UPS – OVERNIGHT DELIVERY</u>

Ms. Neva Rockefeller Goodwin
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Goodwin:

This will acknowledge receipt of the proposal concerning a climate change and technology report, which you have submitted in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a proponent to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. You do not appear on our records as a registered shareholder. Moreover, to date we have not received proof that you have satisfied these ownership requirements. To remedy this defect, you must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), you continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1199.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. We think obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Enclosure

1. 052-591
2. DGH

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

RECEIVED
JAN 05 2009
S.M. DERKACZ

RECEIVED
DEC 19 2008
D. S. ROSENTHAL

December 18, 2008

Mr. David S. Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Rosenthal:

In response to your letter of December 11, 2008, this letter will confirm my ownership of at least 6,740 shares of ExxonMobil common stock. These shares are held by JPMorgan Chase Bank as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 9, 2008, the date of submission of my proposal, and I will continue to hold these shares through the date of ExxonMobil's 2009 annual meeting.

I enclose a copy of my custodian's letter dated December 9th as proof of ownership in the above account for the requisite time period.

Sincerely,

Neva R. Goodwin

Neva R. Goodwin

Neva R Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 8, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Steven C. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Steven C. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Steven C. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economics. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2008

VIA UPS - OVERNIGHT DELIVERY

Mr. Steven C. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal concerning a climate change and technology report, which you submitted in connection with ExxonMobil's 2009 annual meeting of shareholders. Your co-file letter was received on December 12, after the deadline for submitting proposals as set forth in our Notice of 2008 Annual Meeting and Proxy Statement. The deadline was 5:00 p.m., Central Time, on December 11, 2008. Your proposal will be treated accordingly pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

For your information, we have received this proposal from Ms. Neva Rockefeller Goodwin. All future correspondence will be directed to her as the proponent.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

c: Ms. Neva Rockefeller Goodwin

30 Rockefeller Plaza
New York, NY 10112

Room 5600 (212) 649-5600

December 8, 2008

RECEIVED
DEC 9 2008
S.M. DERKACZ

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Mary R. Morgan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Mary R. Morgan

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

MaryR. Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co.. Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Mary R. Morgan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Morgan:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

Ms. Mary R. Morgan
December 17, 2008
Page two

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

BEAR STEARNS
a division of J.P. Morgan

RECEIVED
DEC 2 2 2008
D. S. ROSENTHAL

Harvey R. Boshart, CFA
Managing Director

Telephone: 617 654 2001
Toll Free: 866 283 3830
Fax: 617 956 8880
hboshart@bear.com

RECEIVED
DEC 2 2 2008
S.M. DERKACZ

December 8, 2008

Mr. David S. Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal:

JP Morgan is the custodian for Mary R. Morgan. As of December 8th, 2008, Mary R. Morgan has held 25,208 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The Mary R. Morgan account has continuously owned at least 25,208 shares of ExxonMobil common stock for at least twelve months prior to and through December 8th, 2008.

Very truly yours,

Sincerely,

Harvey R. Boshart, CFA

cc: Mary R. Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

PERSONAL & CONFIDENTAL

Mary R. Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

December 18, 2008

Mr. David S. Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal:

This letter will confirm my ownership of ExxonMobil common stock. These shares are held by JP Morgan as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 8, 2008, the date of submission of my proposal, and the shares will continue to be held through the date of ExxonMobil's 2009 annual meeting.

I enclose a copy of my custodian's letter dated December 8th as proof of ownership in the above account for the requisite time period.

Sincerely,

Mary R. Morgan

Harvey R. Boshart, CFA
Managing Director

Telephone: 617 654 2001
Toll Free: 866 283 3830
Fax: 617 956 8880
hboshart@bear.com

a division of J.P. Morgan

December 8, 2008

Mr. David S. Rosenthal
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal:

JP Morgan is the custodian for Mary R. Morgan. As of December 8th, 2008, Mary R. Morgan has held 25,208 shares of ExxonMobil Corporation common stock (cusip 30231G102).

The Mary R. Morgan account has continuously owned at least 25,208 shares of ExxonMobil common stock for at least twelve months prior to and through December 8th, 2008.

Very truly yours,

Sincerely,

Harvey R. Boshart, CFA

cc: Mary R. Morgan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

PERSONAL & CONFIDENTAL

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 8, 2008

SHAREHOLDER PROPOSAL

DEC 0 9 2008

NO. OF SHARES______
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

Mr. Rex W. Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Peter O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu

Very truly yours,

Peter O'Neill

Peter O'Neill

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

[illegible]

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Peter O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. O'Neill:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Peter O'Neill. As of December 8, 2008, the account of Peter O'Neill held 1,126 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 1,126 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 8, 2008

RECEIVED
DEC 9 2008
S.M. DERKACZ

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Justin Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Justin Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Justin Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities. we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Justin Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 9, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Justin Rockefeller. As of December 9, 2008, the account of Justin Rockefeller held 327 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 327 shares of ExxonMobil common stock for at least 12 months prior to and through December 9, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 8, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

SHAREHOLDER PROPOSAL

DEC 0 9 2008

NO. OF SHARES________
DISTRIBUTION: DSR: REG: TJG:
LKB: JEP: DGH: SMD

Dear Mr. Tillerson:

I, Theodore Spencer, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Theodore Spencer

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Theodore Spencer
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Theodore Spencer
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Spencer:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

RECEIVED J.P.Morgan

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Theo Spencer. As of December 8, 2008, the account of Theo Spencer held 630 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 630 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 8, 2008

RECEIVED
DEC 9 2008
S.M. DERKACZ

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby O. Caulkins, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby O. Caulkins

Abby O. Caulkins

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Abby O. Caulkins
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby O. Caulkins
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Caulkins:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

RECEIVED J.P.Morgan

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Abby O. Caulkins. As of December 8, 2008, the account of Abby O. Caulkins held 6,905 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 6,730 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 8, 2008

RECEIVED
DEC 9 2008
S.M. DERKACZ

Mr. Rex W. Tillerson,
Chairman of the Board
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Marion Rockefeller Weber, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Habouchà, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10220, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Marion Rockefeller Weber

Marion Rockefeller Weber

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Marion Rockefeller Weber
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Marion Rockefeller Weber
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Weber:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED
DEC 29 2008
S.M. DERKACZ

RECEIVED
DEC 29 2008
D.S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Marion Weber. As of December 8, 2008, the account of Marion Weber held 234 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 234 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

December 8, 2008

RECEIVED
DEC 9 2008
S.M. DERKACZ

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby M. O'Neill, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby M. O'Neill

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Abby O'Neill
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby M. O'Neill
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. O'Neill:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 9, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

Ms. Abby M. O'Neill
December 17, 2008
Page two

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 2 9 2008

S.M. DERKACZ

RECEIVED

DEC 2 9 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Abby O'Neill. As of December 8, 2008, the account of Abby O'Neill held 78,161 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 78,161 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600 (212) 649-5600

RECEIVED
DEC 10 2008
S.M. DERKACZ

December 8, 2008

Mr. Rex W. Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Ann Rockefeller Roberts, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Ann Rockefeller Roberts

Ann Rockefeller Roberts

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Ann Rockefeller Roberts
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Ann Rockefeller Roberts
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Roberts:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

Ms. Ann Rockefeller Roberts
December 17, 2008
Page two

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

RECEIVED

DEC 29 2008

S.M. DERKACZ

J.P.Morgan

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Ann Roberts. As of December 8, 2008, the account of Ann Roberts held 200 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 200 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 Rockefeller Plaza
New York, NY 10112

Room 5600

(212) 649-5600

RECEIVED
DEC 1 0 2008
S.M. DERKACZ

December 8, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Abby A. Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Abby A. Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Abby A. Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Abby A. Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

Ms. Abby A. Rockefeller
December 17, 2008
Page two

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

RECEIVED J.P.Morgan

DEC 29 2008

S.M. DERKACZ

RECEIVED
DEC 29 2008
D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Abby A. Rockefeller. As of December 8, 2008, the account of Abby A. Rockefeller held 12,024 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 12,024 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

RECEIVED
DEC 1 0 2008
S.M. DERKACZ

ROOM 5600

(212) 649-5600

December 9, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, David Rockefeller, Jr., a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

David Rockefeller, Jr.

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

David Rockefeller, Jr.
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769: jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal:

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. David Rockefeller, Jr.
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for David Rockefeller Jr. As of December 8, 2008, the account of David Rockefeller Jr held 422 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 422 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

RECEIVED
DEC 10 2008
S.M. DERKACZ

(212) 649-5600

December 8, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Laura Thorn, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha. Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Laura Thorn

Laura Thorn

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Laura Thorn
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Laura Thorn
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Thorn:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Laura Thorn. As of December 8, 2008, the account of Laura Thorn held 173,680 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 173,680 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

RECEIVED
DEC 1 0 2008
S.M. DERKACZ

(212) 649-5600

December 8, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Jennifer R. Nolan, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Jennifer R. Nolan

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Jennifer R. Nolan
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Jennifer R. Nolan
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Nolan:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Jennifer Nolan. As of December 8, 2008, the account of Jennifer Nolan held 335 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 335 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

RECEIVED
DEC 1 0 2008
S.M. DERKACZ

December 8, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Eileen Rockefeller Growald, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu

Very truly yours,

Eileen Rockefeller Growald

Eileen Rockefeller Growald

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Eileen Rockefeller Growald
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Eileen Rockefeller Growald
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Growald:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 10, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

RECEIVED J.P.Morgan

DEC 2 9 2008

S.M. DERKACZ

RECEIVED

DEC 2 9 2008

D. S. ROSENTHAL

December 10, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Eileen Growald. As of December 10, 2008, the account of Eileen Growald held 35 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 35 shares of ExxonMobil common stock for at least 12 months prior to and through December 10, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

RECEIVED

DEC 1 1 2008

S.M. DERKACZ

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

December 9, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Richard Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Richard Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Richard Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Richard Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 11, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

Mr. Richard Rockefeller
December 17, 2008
Page two

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 9, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Richard Rockefeller. As of December 9, 2008, the account of Richard Rockefeller held 489 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 489 shares of ExxonMobil common stock for at least 12 months prior to and through December 9, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

RECEIVED
DEC 11 2008
S.M. DERKACZ

(212) 649-5600

December 9, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Michael Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the.company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Michael Rockefeller
cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Michael Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Michael Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 11, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED
DEC 29 2008
S.M. DERKACZ

RECEIVED
DEC 29 2008
D. S. ROSENTHAL

December 9, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Michael Rockefeller. As of December 9, 2008, the account of Michael Rockefeller held 4,549 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 4,549 shares of ExxonMobil common stock for at least 12 months prior to and through December 9, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

RECEIVED
DEC 11 2008
S.M. DERKACZ

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

December 9, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Charles Rockefeller, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R. Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Charles Rockefeller

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R. Goodwin

Charles Rockefeller
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Charles Rockefeller
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. Rockefeller:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 11, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 9, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Charles Rockefeller. As of December 9, 2008, the account of Charles Rockefeller held 374 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 374 shares of ExxonMobil common stock for at least 12 months prior to and through December 9, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road, Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

RECEIVED
DEC 1 1 2008
S.M. DERKACZ

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

December 8, 2008

Mr. Rex Tillerson
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, John de Cuevas, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

John de Cuevas

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

John de Cuevas
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Mr. Juan de Cuevas
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Mr. de Cuevas:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 11, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

RECEIVED
DEC 19 2008
D. S. ROSENTHAL

Proof ok certificated holder - see Computershare PRINT-OUT attached

December 16, 2008

RECEIVED
DEC 19 2008
S.M. DERKACZ

Mr. David Rosenthal
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Rosenthal:

In response to your letter, this letter will confirm my ownership of at least 5,000 shares of ExxonMobil common stock. These shares are held by Cambridge Trust as my custodian. All of the shares have been held continuously for at least 12 months prior to and through December 8, 2008, the date of submission of my proposal regarding establishing a task force to report on the consequences of global climate change, and the shares will continue to be held through the date of Exxon Mobil's 2009 annual meeting.

I enclose a copy of Cambridge's letter dated December 8th as proof of ownership in the above account for the requisite time period.

Yours ruly,

John de Cuevas

John de Cuevas
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112-0002

Member FDIC

Cambridge Trust Company

1336 Massachusetts Avenue, Cambridge, Massachusetts 02138

RECEIVED
DEC 19 2008
D. S. ROSENTHAL

December 8, 2008

Mr. David Rosenthal
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Re: Exxon Shareholder Resolution

Dear Mr. Rosenthal,

Cambridge Trust is the pledgee for 5,000 shares of Exxon Mobil Corporation common stock as evidenced by stock certificate *** FISMA & OMB Memorandum M-07-16 *** in the name of John de Cuevas.

The above stock has been pledged and has been in Cambridge Trust Company's continuous possession since August 11, 2004 through December 8, 2008.

Very truly yours,

Robert C. Davis
Senior Vice President

RECEIVED
DEC 1 1 2008
S.M. DERKACZ

30 ROCKEFELLER PLAZA
NEW YORK, NY 10112

ROOM 5600

(212) 649-5600

December 8, 2008

Mr. Rex Tillerson,
Chairman of the Board and CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

I, Alida R. Messinger, a descendant of John D. Rockefeller, have continuously owned more than $2,000 worth of ExxonMobil Corporation common stock for more than one year and will be holding this stock throughout the period ending with ExxonMobil's 2009 annual meeting. I would be happy to provide verification of ownership upon request.

I am filing the enclosed shareholder proposal as a co-filer for inclusion in the 2009 proxy statement, in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareholders at the next annual meeting.

Regarding this proposal, I designate Neva R.Goodwin as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf.

If ExxonMobil would like to discuss the substance of this proposal, please contact Neva R. Goodwin, c/o Joyce Haboucha, Rockefeller & Co., Inc., 10 Rockefeller Plaza, New York, NY 10020, (212) 649-1769, or email jhaboucha@rockco.com or neva.goodwin@tufts.edu.

Very truly yours,

Alida R. Messinger

Alida R. Messinger

cc: David S. Rosenthal, VP & Corporate Secretary, ExxonMobil Corporation
Neva R.Goodwin

Alida R. Messinger
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020
212-649-1769; jhaboucha@rockco.com

Resolved: *Shareholders ask Exxon Mobil Corporation's ("ExxonMobil's) Board of Directors to establish a task force, which should include both (a) two or more independent directors and (b) relevant company staff, to investigate and report to shareholders on the likely consequences of global climate change between now and 2030, for emerging countries, and poor communities in these countries and developed countries, and to compare these outcomes with scenarios in which ExxonMobil takes leadership in developing sustainable energy technologies that can be used by and for the benefit of those most threatened by climate change. The report should be prepared at reasonable expense, omitting proprietary information, and should be made available to shareholders by March 31, 2010.*

SUPPORTING STATEMENT

The April 2007 Fourth Assessment from the United Nation's Intergovernmental Panel on Climate Change (Working Group II) details the potential climate-change-related devastation that regions like Africa and Asia will suffer. IPCC Chairman Rajendra Pachauri noted that "It's the poorest of the poor in the world, and this includes poor people even in prosperous societies, who are going to be the worst hit."

This view is widely shared. As stated by The Prince Of Wales Corporate Leaders Group on Climate Change, an organization that includes Dupont, GE and Sun Microsystems, in a November 30th, 2007 Communique: "The economic and geopolitical costs of unabated climate change could be very severe and globally disruptive. All countries and economies will be affected, but it will be the poorest countries that will suffer earliest and the most". As witnessed by the devastation brought on by hurricane Katrina, extreme climate events can devastate poor communities even in the United States.

ExxonMobil often argues that cheap and abundant energy is crucial for the economic advancement of poor economies. These countries are forecast, by ExxonMobil and others, to contribute the largest increase in energy use. However, if, as predicted by ExxonMobil, this energy use is based on continued reliance on hydrocarbons, we will see an unrelenting increase in global CO_2 emissions with devastating consequences especially for those who are poor in resources and influence, whether they live in the rich or the poor countries. To the extent that ExxonMobil's growth continues to rely on the sale of hydrocarbon energy to emerging markets, it faces a painful paradox in the future, and distances itself from its true legacy. Part of John D. Rockefeller's genius was in recognizing early on the need and opportunity of a transition to a better and cheaper fuel.

While investment in renewable energy sources and "clean" technologies has recently accelerated, driven by players as diverse as venture capitalists, chemical companies, internet companies and old fashioned utilities, we believe our company is now lagging in creating solutions for the looming climate and energy crisis. We are concerned that ExxonMobil's current slow course in exploring and promoting low carbon or carbon-free energy technologies will exacerbate the crisis rather than make ExxonMobil part of the solution.

We urge shareholders to vote for this proposal.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2008

VIA UPS – OVERNIGHT DELIVERY

Ms. Alida R. Messinger
c/o Joyce Haboucha
Rockefeller & Co., Inc.
10 Rockefeller Plaza
New York, NY 10020

Dear Ms. Messinger:

This will acknowledge receipt of your letter indicating that you wish to co-file the proposal previously submitted by Ms. Neva Goodwin concerning a climate change and technology report in connection with ExxonMobil's 2009 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

In addition, in order to be eligible to submit a shareholder proposal, Rule 14a-8 (copy enclosed) requires a co-filer to submit sufficient proof that he or she has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The co-filer does not appear on our records as a registered shareholder. Moreover, to date we have not received proof that the co-filer has satisfied these ownership requirements. To remedy this defect, the co-filer must submit sufficient proof that these eligibility requirements are met. As explained in Rule 14a-8(b), sufficient proof may be in the form of (1) a written statement from the "record" holder of the co-filer's shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted (December 11, 2008, the date the proposal was received in our office), the co-filer continuously held the requisite number of ExxonMobil shares for at least one year; or (2) if the co-filer has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the co-filer's ownership of the requisite number of ExxonMobil shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a

written statement that the co-filer continuously held the requisite number of ExxonMobil shares for the one-year period.

The SEC's rules require that any response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date this letter is received. Please mail any response to me at ExxonMobil at the address shown above. Alternatively, you may send your response to me via facsimile at 972-444-1505.

We also acknowledge that you have designated Ms. Neva Goodwin as the lead filer to act on your behalf for all purposes in connection with this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head, Shareholder Relations

Enclosure

c: Ms. Neva Goodwin

J.P.Morgan

RECEIVED

DEC 29 2008

S.M. DERKACZ

RECEIVED

DEC 29 2008

D. S. ROSENTHAL

December 8, 2008

Mr David S. Rosenthal,
Vice President, Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: ExxonMobil Shareholder Resolution

Dear Mr. Rosenthal,

The JPMorgan Chase Bank is the custodian for Alida Messinger. As of December 8, 2008, the account of Alida Messinger held 456 shares of ExxonMobil common stock (Cusip 580135101)

The above account has continuously owned at least 456 shares of ExxonMobil common stock for at least 12 months prior to and through December 8, 2008.

Sincerely,

Charles Donaldson
Account Officer

cc:

500 Stanton Christiana Road. Newark, Delaware 19713-2107

J.P. Morgan Services, Inc. as agent
for JPMorgan Chase Bank, N.A.

SHAREHOLDER PROPOSAL

NOV 25 2008
NO. OF SHARES 0 (ex.3tm.c
DISTRIBUTION: HHH: REG: TJG:
DSR, LKB: JEP: DGH: SMI

STEPHEN VIEDERMAN

*** FISMA & OMB Memorandum M-07-16 ***

November 25, 2008

Via fax (972 444 1505) and email to: David S. Rosenthal<david.s.rosenthal@exxonmobil.com>

Mr. David S. Rosenthal
Vice President and Secretary
ExxonMobil
5959 La Colinas Blvd
Irving, Texas 75039-2298

RECEIVED
NOV 26 2008
JAMES E. PARSONS

RECEIVED
NOV 25 2008
D. S. ROSENTHAL

Dear Mr. Rosenthal.

I have continuously owned more than $2000 worth of shares of ExxonMobil Corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership will be forthcoming.

I hereby file the enclosed shareowner resolution requesting the Board to adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010, for inclusion in the proxy statement for the next annual meeting of the shareowners of the ExxonMobil Corporation. I am filing this as an individual investor and sending it by fax with an email copy to follow. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the next annual meeting. The resolution will be presented in accordance with the SEC rules by me or by my proxy.

This is the same request filed in December 2007 that was voted on at the ExxonMobil Annual General Meeting on May 30, 2008 receiving a 27.5 percent vote in favor.

My vocation is grandparent and citizen. I am deeply concerned about the future that my grandchildren, all grandchildren, including your grandchildren and the grandchildren of other executives, board members, employees and investors of ExxonMobil, will inherit from us.

By occupation I am a professional who has worked for more than five decades on issues of sustainability.

It is clear to me that our obligation—yours and mine—is to leave to the next generations, our children and grandchildren, the options necessary to live at least as good a life as we have lived, and I would hope better.

Climate change is a major obstacle to fulfilling that obligation.

Rex Tillerson, ExxonMobil Chair and CEO, acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to warrant action—by individuals, by businesses, and by governments."

Prudence means farseeing. Our company, however, is not taking prudent action based upon its own assessment of the need to reduce greenhouse gas emissions beyond what it is undertaking now. Given the long lead times necessary to bring renewable fuels to profitability our company must be the innovator.

Our company must make significant investments in the future of renewable energy now to be prepared to meet the competitive challenges of other energy companies that have already made significant investments.

The Stern Report of November 2006 and the November 2007 report of the Intergovernmental Panel on Climate Change demonstrate the costs of inaction, as well as the considerably lesser costs of prudent action now at all levels of society.

Our company must recognize its obligation to its shareowners and to society to be the leader on renewable energy solutions.

We hope the time between now and the annual meeting might result in a dialogue between the board, co-filers, and me that could result in the withdrawal of the enclosed resolution.

At the last Annual General Meeting on May 30, 2008 I concluded my statement presenting this resolution with a question. I asked: "In ten or 15 years in a warmer world when shareowners *and* your grandchildren ask why did you not take action on renewables, what will you in good conscience say?"

Many shareholders, myself included, would still welcome your reply.

I look forward to ExxonMobil's acknowledgment and response.

Sincerely yours,

Stephen Viederman

Cc: david.g.henry@exxonmobil.com; 2008 AGM Renewables co-filers

EXXONMOBIL 2009 AGM

RESOLUTION REQUESTING A RENEWABLE ENERGY POLICY

FILED BY:
STEPHEN VIEDERMAN

*** FISMA & OMB Memorandum M-07-16 ***

RESOLVED: That ExxonMobil's Board adopt a policy for renewable energy research, development and sourcing, reporting on its progress to investors in 2010.

In May 2008 the Board recommended voting against this resolution: "The Corporation is investing at record levels in its traditional oil and gas development projects and is actively involved in research on alternative energy technologies", concluding: "This proposal is *unwarranted*." (Emphasis added)

XOM Chair /CEO, Rex Tillerson acknowledges "it is increasingly clear that climate change poses risks to society and ecosystems that are serious enough to *warrant* action—by individuals, by businesses, and by governments." (Emphasis added) Warranted for some but not, apparently, others

The activities noted in *Tomorrow's Energy* (which EXXON cited in January in its unsuccessful attempt to convince the SEC that it had already implemented the resolution) are, in fact, individual research *projects* on *alternative* energy rather than *renewable* energy technologies, and certainly do not constitute a *policy* as requested.

No **policy statement** on renewable energy research, renewable energy development, or renewable energy sourcing, can be found on XOM's web site.

XOM projects there will be growing demand for oil and gas until 2030.

The International Energy Agency (World Energy Outlook 2008) reflects "We can be certain that the energy world will look a lot different in 2030 than it does today," citing political and regulatory changes, projected higher prices for oil and gas, and the emergence of low-carbon energy technologies.

They observe, " It is within the power of all governments, ... acting alone or together, to steer the world towards cleaner, cleverer and more competitive energy system. **Time is running out and the time to act is now.**" (Emphasis added).

And certainly there will be game-changing shifts on energy policy in the U.S. and the world.

Our company is spending $100 million on advertising to soften its image on these issues.

The $10 million *per year* that XOM grants to Stanford for long-term research, only a small portion of which deals with renewables, pales in comparison to this advertising budget, and is a rounding error compared to XOM's total R&D budget.

Our company has the research and development capacity to create "game-changing renewable energy technologies" (Tillerson) for the long-term.

What it lacks is the will, we believe.

Caught in the narrow mindset and culture of an oil and gas company, XOM is not prepared to make the transition from "taking on the world's toughest energy [read oil and gas] challenges" to "taking on the world's toughest sustainable energy system challenges."

The World Energy Council makes clear "it is a myth that the task of meeting the world's energy needs while addressing climate change is simply too expensive and too daunting."

Shell, BP, Chevron and others have decided that clean, renewable energy has a role to play in a different energy future.

We, as long-term investors, request a renewable energy policy to guide our company in the decades ahead.

This resolution, presented at XOM's 2008 AGM, received a 27.5 % vote in favor.

500 words

2009. XOM Ren Resol.doc